Exhibit 21.1

Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Incorporation or Organization

Velodyne Lidar USA, Inc.	Delaware
Velodyne Europe GmbH	Germany
Velodyne Lidar India Private Limited	India
Velodyne HK Limited	Hong Kong
Beijing Velodyne LiDAR Technology Co., Ltd.	China